Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 30, 2018
Relating to Final Prospectus dated October 2, 2018

Registration No. 333-226990

China Xiangtai Food Co., Ltd.

Minimum Offering: 1,000,000 Ordinary Shares

Maximum Offering: 3,000,000 Ordinary Shares

Free Writing Prospectus

China Xiangtai Food Co., Ltd. Investor Presentation

This free writing prospectus relates to the initial public offering of ordinary shares of China Xiangtai Food Co., Ltd. (the “Company”) and should be read together with the final prospectus dated October 2, 2018 relating to this offering of ordinary shares (the “Final Prospectus”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1735556/000114420418052014/tv503923_424b4.htm

China Xiangtai Food Co., Ltd. has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus (including the risk factors described therein) and other documents China Xiangtai Food Co., Ltd. has filed with the SEC for more complete information about China Xiangtai Food Co., Ltd. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from Boustead Securities, LLC if you request it by calling 1-949-233-7869 or by mailing to Boustead Securities, LLC, Attn: Dan McClory, 6 Venture, Suite 265, Irvine, CA 92618, USA

China Xiangtai Food Co., Ltd. (Proposed Nasdaq Ticker: PLIN) 1 Investor Presentation October 2018

DISCLOSURE Forward - Looking Statements We make statements herein that are considered “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 , as amended (the “Securities Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions . We intend for these forward - looking statements to be covered by the safe harbor provisions for forward - looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement herein for purposes of complying with those safe harbor provisions . Similar statements are made in the Offering Circulars or offering memoranda of the companies mentioned herein . These forward - looking statements reflect, as applicable, our or mentioned companies’ current views about plans, intentions, expectations, strategies and prospects, which are based on the information currently available to they or us and on assumptions they or we have made . Although they or we believe that such plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward - looking statements are reasonable, they or we can give no assurance that such plans, intentions, expectations or strategies will be attained or achieved . Furthermore, actual results may differ materially from those described in the forward - looking statements and will be affected by a variety of risks and factors that are beyond their or our control . For further discussion of the factors that could affect outcomes, please refer to the risk factors set forth in the “Risk Factors” sections of the Final Offering Circular of Regulation A+ Offerings or the memoranda of the Regulation D Offerings . They or we assume no obligation to update publicly any forward - looking statements, whether as a result of new information, future events or otherwise . This Presentation (the “Presentation”) contains sensitive business and financial information . It is being delivered on behalf of the Company by Boustead Securities LLC (“BSL”) . The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further investigation of the Company . This Presentation does not purport to be all - inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company . By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further investigation of the Company . This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of BSL . Upon request, the recipient will promptly return all materials received from the Company or BSL (including this Presentation) without retaining any copies thereof, all in accordance with the Confidentiality Agreement . This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above . Neither the Company nor BSL makes any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company . Each of the Company and BSL expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from . The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts . In furnishing this Presentation, neither the Company nor BSL undertakes any obligation to provide the recipient with access to any additional information . This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof, nor an indication that BSL has performed any due diligence on the Company or its affairs . This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction . This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company . Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results . These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control . These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized . Actual results likely will vary from those projected, and such variations may be material . In addition, this Presentation does not describe certain risks associated with the Company’s business . All communications or inquires relating to the Company or this Presentation should be directed to the representative of Boustead Securities LLC . No personnel at the Company may be contacted directly unless expressly permitted by Boustead Securities LLC . © 2018 Boustead Securities, LLC . All rights reserved . 2

Offering Summary Issuer China Xiangtai Food Co., Ltd. Security O rdinary Shares Proposed Nasdaq Capital Market Symbol PLIN Shares Outstanding Prior to Completion of Offering 20 , 791 , 667 Ordinary Shares Shares Offered 1 , 000 , 000 to 3 , 000 , 000 Price US $ 5 . 00 per share Offering Size US $ 5 , 000 , 000 to US $ 15 , 000 , 000 Use of Proceeds • Opening Supermarkets • Working Capital Lock - Up Agreement 180 days lock - up period for all directors, officers and existing shareholders Underwriter Boustead Securities, LLC 3 This is not a solicitation to offer to buy or sell securities. Please see the offering documents for further disclosures and ris ks. Past performance is not indicative of future results. See disclosures on page 2 .

Investment Highlights Strong domestic pork demand with upside potential Considerable production capacity for premium quality product with diversified distribution channels Strong quality control and product management Limited operating data, growing market share in the local markets we oper ate Passionate and experienced management and operations team 4 This is not a solicitation to offer to buy or sell securities. Please see the offering documents for further disclosures and ris ks. Past performance is not indicative of future results. See disclosures on page 2.

Company Overview Through CQ Penglin , our VIE established in 2005, we have received various awards and honors because we have had a close and successful working relationship with big supermarkets and department stores Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd. is primarily a pork processing company that has operations across key sections of the industry value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. We conduct our business in China through our subsidiaries and variable interest entity, Chongqing Penglin ("CQ Penglin ") and Guangan Yongpeng ("GA Yongpeng "). We are committed to provide consumers with high - quality, nutritious and tasty products Maintaining the highest industry standards for food safety, product quality and sustainability is one of our core values 5 The company has limited operating history. Please see offering documents for further information about the company. See discl osu res on page 2 .

Our Products Fresh Series Fresh pork and byproducts, beef, lamb, chicken, duck and rabbit meat Processed Series Shredded meat, sliced meat, meat stuffing, pickled meat, lamb and offal, sausage, bacon, steamed meat, breaded chicken, spicy meat 6 For illustrative purposes only. See disclosures on page 2 .

Our Facility & Production Cycle

Slaughtering plant in Linshui Industrial Park, Sichuan Province:

- Total area: 27,000 square meters
- Construction area: 8,500 square meters
- Slaughtering area: 3,000 square meters
- 9 large refrigeration houses: 4,500 square meters
- Office and dormitory: 1,500 square meters
- Boiler room: 200 square meters

Processing factory in Fuling, Chongqing:

- Total area: 8,000 square meters
- Construction area: 11,000 square meters
- Processing area: 4,000 square meters
- 7 large refrigeration houses: 2,200 square meters
- Offices and dormitories: 3,000 square meters
- Boiler rooms: 200 square meters

Production Lines:

✓ Sausage and bacon production line
✓ Canned meat (ham) production line
✓ Salty braised pork production line
✓ Soy sauce stewed products production line

We source all of our live hogs from our suppliers.
It usually takes less than 24 hours to transfer the hogs from the purchasing point to the slaughterhouse, and only 2-3 hours to slaughter and cut into pieces, which can then be sold.

Our factories operate year-round. Generally, the sales season is from the winter solstice on December 22 to the spring of the next year.

Our processed products, such as sausage and bacon, usually takes more than two weeks to process from fresh pork. Lamb offal are sourced from suppliers. We are able to process them within 2-3 hours. These processed products are seasonal, generally due to the demand for meats before and after the Chinese New Year period.

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Sample list only. Cycles are subject to change. See disclosures on page 2.

Intellectual Property

No.	Registrant	Trademark	Application Area
1	CQ Penglin	露蕊	Meat, preserved meat, canned meat, preserved fish, preserved vegetable, egg, milk, edible oil, dried edible mushroom
2	CQ Penglin	鹏霖露蕊	Tea drink, bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast
3	CQ Penglin	鹏霖	Bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast, edible fragrance
4	CQ Penglin	鹏霖露蕊 PENGLINLURUI	Display of goods on the communications media for retail purposes; advertising; franchise business management; marketing; marketing for others; recruitment; commercial enterprise relocation; invoicing; accounting
5	CQ Penglin	鹏霖 PENGLIN	Pickled fruits; pickled vegetables; edible oils; processed nuts; tofu
6	CQ Penglin	鹏霖	Meat, preserved meat, meat product, preserved fish, canned meat, pickled vegetable, egg, milk, edible oil, dried edible mushroom.

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For illustrative purposes only. Registrant is the variable interest entity of the Company. See disclosures on page 2.

Industry and Market Background Source: “2016 - 2021 China Pork Industry Market Research and Investment Opportunity Research Report” by China - Industrial Research Institute 5,150 10,960 18,080 4,080 6,180 10,960 13,260 40,320 40,170 32,880 28,930 0 10000 20000 30000 40000 50000 60000 70000 2005 2010 2015 2020 Pork Sales in Different Categories (2015 to 2020) Frozen Pork Chilled Pork Fresh Pork In 10,000 ton Pork is subdivided into three categories: fresh, chilled, and frozen pork according to different cooling process after slaughtering. Due to traditional consumption habits, Chinese fresh pork products account for most of pork consumption. D ue to an increasing demand for safe and high - quality pork, the consumption of chilled pork has grown rapidly in recent years, reaching nearly 11 million tons in 2015, accounting for 20% the total pork consumption, an increase from 2% in 2005. 9 For illustrative purposes only. Registrant is the variable interest entity of the Company. See disclosures on page 2 .

Industry and Market Background 4,650 4,288 4,621 4,891 5,071 5,060 5,343 5,493 5,671 5,487 5,821 0 1000 2000 3000 4000 5000 6000 7000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016E Pork Production in China (2006 to 2016) Source: “2016 - 2021 China Pork Industry Market Research and Investment Opportunity Research Report” by China - Industrial Research Institute In 10,000 tons China’s pork production: • 45.55 million tons in 2005 54.87 millions tons in 2015 • Average annual growth rate: 1.88% • The growth of China‘s pork industry was mainly driven by economic development, continued urbanization, and increased disposable income. The per capita annual pork consumption of urban residents in China has remained stable, from about 20.2 kg in 2005 to about 20.8 kg in 2014. 10 For illustrative purposes only. See disclosures on page 2 .

Industry and Market Background Source: “2016 - 2021 China Pork Industry Market Research and Investment Opportunity Research Report” by China - Industrial Research Institute 4,080 7,470 10,960 13,260 3,170 4,120 10,960 13,860 35,790 35,540 27,400 25,310 0 10000 20000 30000 40000 50000 60000 2005 2010 2015 2020 Pork Sales in Different Categories (2015 to 2020) Restaurants and Hotels Grocery stores and supermarkets Farmers' Market In 10,000 ton • Includes farmers' markets , grocery stores and supermarkets , hotels and restaurants , and specialty stores. • In 2015, farmers' markets dominated the Chinese pork market, accounting for approximately 60% to 65% of the total market across the country. • Strong growth in sales of pork in grocery stores and supermarkets : 3 million tons in 2005 11 million tons in 2015 • In the future, it is expected that grocery stores and supermarkets will play a more important role in pork distribution. Sales and distribution Channels in China 11 For illustrative purposes only. See disclosures on page 2 .

Growth Drivers Continued increases in disposable income and living standards Continued progress of urbanization Expansion of the middle class Increasing demand for quality safe products 12 For illustrative purposes only. Sample list and not an exhaustive list of all growth drivers. There is no guarantee any outco me will be met. Past performance is not indicative of future results. See disclosures on page 2 .

Senior Management Team Zeshu Dai, Chairwoman of the Board and Chief Executive Officer • Chairwoman of the Board and CEO since our inception, January 23, 2018 • Sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000 • Chief Supervisory Offer at Chongqing Liangping Meat Factory from January 2001 to May 2014 • Director of CQ Penglin and GA Yongpeng since November 2005 and June 2008, respectively Xiaohui Wu, President and Director • President since January 23, 2018 and our director since May 8, 2018 • Director and CEO of Geniusland International Capital Ltd. since 2007 • Senior Project Manager at Genesis Equity Partner LLC • Ministry of Foreign Affairs of PRC from 1996 to 2006 at the Hong Kong and Macao Affairs Office • Bachelor’s degree in English from Jilin University in 1996 and master’s degree in finance from Renmin University of China, Sc hoo l of Finance Xia Wang, Chief Financial Officer • Chief Financial Officer since January 23 , 2018 • Bachelor’s degree in environmental science major from Chongqing University of Arts and Science • Worked as Clerk from 2008 to 2010 , assistant accountant from 2010 to 2011 , accounting supervisor in 2011 , and was appointed as CFO of CQ Penglin in 2014 13

Board of Directors Zeshu Dai, Chairwoman of the Board and Chief Executive Officer • Chairwoman of the Board and CEO since our inception, January 23, 2018 • Sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000 • Chief Supervisory Offer at Chongqing Liangping Meat Factory from January 2001 to May 2014 • Director of CQ Penglin and GA Yongpeng since November 2005 and June 2008, respectively Xiaohui Wu, President and Director • President since January 23, 2018 and our director since May 8, 2018 • Director and CEO of Geniusland International Capital Ltd. since 2007 • Senior Project Manager at Genesis Equity Partner LLC • Ministry of Foreign Affairs of PRC from 1996 to 2006 at the Hong Kong and Macao Affairs Office • Bachelor’s degree in English from Jilin University in 1996 and master’s degree in finance from Renmin University of China, School of Finance Penglin Wang, Director • Director since May 8, 2018 • Chief Supervisory Officer at CQ Penglin since April 2014 • Bachelor’s degree in civil engineering from Chongqing University in 2015 Zhaorong Zhu, Independent Director • Independent Director since May 8, 2018 • Assistant professor at Southwest University, School of Animal Science • Bachelor’s degree in Chinese Medicine from Chengdu College of Chinese Medicine in 1986 and associate degree in Animal Medicine from Sichuan Animal Husbandry and Veterinary College in 1983 • Expert Certificates of Chongqing Aquaculture Forensic Qualification Certificate, of Chongqing Public Safety Technical Expert Committee, and of Ministry of Agriculture Practicing Veterinary Qualification Peng Hu, Independent Director • Independent Director since May 8, 2018 • Financial Controller at Laureate International Universities since May 2015 • Senior Auditor at Friedman LLP from July 2011 to December 2013, a Senior Accountant at China Customs from January 2008 to March 2009, a Senior Auditor at Ernst & Young from August 2005 to November 2007 • Master’s degree in taxation from Baruch College, Zicklin School of Business in 2011, and her bachelor’s degree in accounting from Tsinghua University, School of Economics and Management in 2005 • Licensed CPA in New Jersey, and is familiar with Chinese GAAP and US GAAP Yun Xia, Independent Director • Independent Director since May 8, 2018 • Secretary and deputy secretary at Chongqing International Freight Forwarders Association since June 2015 • Independent director at Chongqing Foreign Economic & Trade (Group) Co. Ltd. from 2012 to 2014 • Deputy general manager at Chongqing Bonded Port Development Management CO., Ltd. from 2009 to 2012 • Chief of Chongqing Customs Supervision Department, Customs Clearance Department, and Review Department from 1998 to 2008, chief personnel officer and deputy director of Personnel Education Department of Chongqing Customs from 1987 to 1998 • Bachelor’s degree in law from Southwest China University of Political Science and Law in 2004 & associate degrees in Management from Central Party School, in law from Southwest China University of Political Science and Law, in Political Science from Chongqing Municipal Party, and in Anesthesia from Fourth Military Medical University • Experienced in trade and is an expert in the legal framework of trade and business Bangquan Ou , Independent Director • Independent Director since May 8, 2018 • Secretary and executive vice president at Chongqing Meat Industry Association since June 2004 • Deputy secretary at Chongqing Refrigeration and Supply Chain Industry Association • Deliveryman, clerk, warehouse manager, business section chief manager, vice president, president, and general secretary at District Food Company from February 1972 to October 2003 • Experienced with the meat packing and meat processing industry 14

Financial Highlights * $23.5 $47.2 $0 $5 $10 $15 $20 $25 $30 $35 $40 $45 $50 FY2016 FY2017 Millions Revenue Full Year Financial Results $0.8 $1.9 $0.0 $0.2 $0.4 $0.6 $0.8 $1.0 $1.2 $1.4 $1.6 $1.8 $2.0 FY2016 FY2017 Millions Net Income $34.6 $63.3 $0 $10 $20 $30 $40 $50 $60 $70 FY2016 FY2017 Millions Revenue $2.2 $2.5 $2.0 $2.1 $2.2 $2.3 $2.4 $2.5 FY2016 FY2017 Millions Net Income Financial Results For The Years Ended June 30 Financial Results For The Six Months Ended December 31 15 Financial numbers are estimated, unaudited and subject to change. Past performance is not indicative of future results. See d isc losures on page 2 . *Financials are consolidated for China Xiangtai , its subsidiaries including CQ Penglin , its VIE.

Financial Highlights * Revenue Breakdown The Six Months Ended December 31 Our key operating revenues are driven by two type of markets: 1. Supermarket revenues 2. Farmers’ market revenues Farmers’ market revenues increased by approximately $32.0 million, or 119.6%, to approximately $58.8 million for the year ended June 30, 2017, compared to approximately $26.8 million for the year ended June 30, 2016 Revenue Breakdown For The Years Ended June 30 16 Financial numbers are estimated, unaudited and subject to change. Past performance is not indicative of future results. See d isc losures on page 2 *Financials are consolidated for China Xiangtai , its subsidiaries including CQ Penglin , its VIE. 23% 77% 7% 93% 14% 86% 4% 96% FY2016 FY2017 FY2016 FY2017

Growth Strategy

Solidify our industry position by gaining additional market share

Our goal is to strengthen our market position and accelerate our expansion by expanding our scale and gaining additional market share. We plan to increase investment in our business and expand our production capacity through horizontal or vertical acquisitions, strategic partnership, and joint venture. We plan to invest additional capital to acquire new slaughterhouses to increase production capacity. In addition, we plan to invest in opening supermarkets that only sell our fresh pork and meat products in areas nearby Chongqing. Furthermore, we plan to reach retail markets by opening grocery stores or supermarkets, where we will sell our products as well as other consumer goods in Chongqing or nearby areas. Chongqing borders with Sichuan, Xi'an, Hubei, Guizhou, and Hunan Province.

Uphold our commitment to food safety and product quality

We intend to uphold our commitment to food safety and product quality to ensure consistently high standards throughout our operations. We intend to achieve greater traceability of our products and maintain the highest quality standards in all of our business units. To this end, we plan to maintain our safety and quality monitoring systems across the entire operation by strictly selecting suppliers, closing monitoring quality before and after slaughtering, maintaining the hygiene of the slaughter house, keeping records of everyday operations, and complying with the national and local law and regulations on animal care, employees, environment sustainability, food safety and quality. We believe such practice largely conform with industry's best practice in China.

Expand our sales and distribution network

We intend to expand our sales and distribution network to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of customers. We will continue to expand our sales network, leveraging our local resources to quickly enter new markets, while also minimizing requirements for capital outlay. We plan to expand our logistics operations and increase our presence in both new and existing markets. We plan to scale up our logistics capacity and extend the geographic coverage of our logistic system to ensure efficient, accurate, reliable and secure distribution. Additionally, we also intend to start an online sales channel though our website and mobile phone application, so that consumers can easily access to our products wherever they are.

Expand our product portfolio

We intend to expand our current product portfolio to better meet consumers' needs. We plan to introduce ready-to-eat products, which will include stewed pork, salty braised pork, braised pork, crisp pork, canned pork, roasted sausage, crisp sausage, soy sauce stewed pork sausage, etc. These products will be vacuum packaged, making them convenient for storage and transportation with longer shelf life. They will be ready for consumption from the package or after heating. Canned meat and ham can also be added into soup or cooked with other food.

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For illustrative purposes only. There is no guarantee any strategy outcome will be met. Past performance is not indicative of future results. See disclosures on page 2.

Competitive Comparison

Company	Introduction	Advantages	Disadvantages
WH Group	WH Group, formerly known as Shuanghui Group, is a privately owned Chinese meat and food processing company headquartered in Luohe, Henan, China. It has built processing bases in 18 provinces and cities nationwide and has the largest meat processing capacity in China. Over the course of the year, it will process 20 million pigs and 700 thousand tons of chicken meat, for an operating income of RMB50 billion. In 2013, Shuanghui successfully acquired the largest pork processing company in the United States, Smithfield Foods, which made Shuanghui Group the world's largest meat processing enterprise.	• Large size affords economies of scale	• The market share in the southwest of China is not high. • Not involved in high-end pork and products and new retail.
New Hope Co., Ltd.	Sichuan New Hope Agriculture Co., Ltd., a subsidiary of New Hope Co., Ltd. is one of the national key leading enterprises in China's agricultural industry. It ranks among the top 500 Chinese enterprises. Its core businesses, agriculture and animal husbandry covers the pig, poultry and dairy industry chain. It has 20 million tons of feed production capacity (ranked first in the country), and has processing capacity for 1.3 billion poultry and 8.5 million pigs annually.	• Vertically integrated business model • Location closer to Chongqing	• Mainly engaged in feed production, and the non-food industry • Not involved in high-end pork and products and new retail.
Chongqing Huamu Industry (Group) Co., Ltd.	Chongqing Huamu Industry (Group) Co., Ltd. was established in 1997. It is a large-scale state-owned enterprise integrating standardized breeding, modern slaughtering, branding, and sales of raw pigs with a registered capital of RMB34.2 million and total assets of RMB1 billion. Its facilities include the 200 acres Huamu Meat Industry Science Park and Lianxin Slaughterhouse, and the 300-acre Chongqing Pig Integrated Trading Market. It is the only primary slaughtering company in Chongqing that has slaughtered more than 1 million pigs per year and its supply of fresh meat accounts for half of the size of Chongqing's main urban area.	• State-owned enterprises	• Customized services are challenging for inventory management. Longer construction periods are therefore required.

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For illustrative purposes only and not an exhaustive list. See disclosures on page 2.

Competitive Advantages Diversified Distribution Channels • Our sales and distribution network includes access to more than 200 farmers’ markets and supermarkets in Chongqing and Sichuan Province. • In April 2017, we opened up our sales channel in the city of Shenzhen, in Guangdong Province, by cooperating with Renrenlei , a large local supermarket chain. • On July 2, 2018, we acquired two grocery stores under common control of Ms. Zeshu Dai, our CEO, and her spouse in the city of Chongqing, in order to increase retail outlets. Considerable Production Capacity • Our automated slaughtering line, clean processing facilities, and large storage space enable us to slaughter on average more than 700 hogs per day. Because of our production and processing capacity, we are one of the leading companies in providing Chongqing with fresh pork products. Premium Quality Product • Maintaining the high es t industry standards for food safety, product quality and sustainability is one of our core values. • We have strict quality control systems in each segment of our value chain, from production through sales and distribution. We only source live hogs from farms with good reputations and strict quality control procedures. • Every live hog will be examined by the local Food Safety Administration (“FSA”) officers for illness at our slaughtering house before can be slaughtered and throughout the slaughtering process Our slaughter house is the only level A slaughter house in Linshui , Sichaun province, where we use an automated standard modern line to slaughter, process and pack. 01 03 02 19 Please see offering documents for further information about the company, disclosures and risks. Note the grocery stores are n ot affiliated with the company and the access to such retail outlets is subject to change. Past performance is not indicative of future results. See di sclosures on page 2 .

Contact Information

Company
China Xiangtai Food Co., Ltd.
Xiaohui Wu
President
Email: ir@cqplinfood.com
Tel: +86-1860-117-0697
Address: Xinganxian PlazaBuilding B,
Suite 21-1Lianglukou,
Yuzhong District 400800
Chongqing, PRC

Underwriter
Boustead Securities, LLC
Dan McClory
Managing Director, Head of ECM, Head of China
Email: dan@boustead1828.com
Tel:+1-949-233-7869
Address: 6 Venture, Suite 265,
Irvine, CA 92618 USA

Investor Relations
Ascent Investor Relations LLC
Tina Xiao
President
Email: tina.xiao@ascent-ir.com
Tel:+1-917-609-0333
Address: 733 Third Avenue 16th Floor,
New York, NY 10017 USA

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